Consolidated
Financial Statements

For the Years Ended December 31, 2023 and 2022

Management’s Responsibility for Financial Statements

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.
The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.
The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:	Original signed by:
Paul Tomory	Darren J. Millman
President and Chief Executive Officer	Vice President and Chief Financial Officer

February 22, 2024
2

Management’s Report on Internal Control over Financial Reporting

The Management of Centerra Gold Inc. (“Centerra”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Centerra’s internal control over financial reporting as of December 31, 2023, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Centerra’s internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

Original signed by:	Original signed by:
Paul Tomory	Darren J. Millman
President and Chief Executive Officer	Vice President and Chief Financial Officer

February 22, 2024
3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Centerra Gold Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverable amount of the Kemess Project

As discussed in Note 5 to the consolidated financial statements, in the fourth quarter of 2023, the Company identified the reclassification of reserves to resources and the reduction in the total quantity of mineral resources as an indicator that suggested that the carrying amount of the Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2023. The estimated recoverable amount of the Kemess Project as at December 31, 2023 was determined on the basis of fair value less costs of disposal (“FVLCD”) and calculated using a combination of (1) market approach using a value per in-situ gold equivalent ounce metric by reference to comparable public companies applied to existing reserves and resources and (2) capital equipment valuation. As the Kemess Project’s carrying amount exceeded its estimated FVLCD, an impairment loss of $30 million was recognized in the impairment loss line item in the consolidated statements of loss.

We identified the assessment of the recoverable amount of the Kemess Project as a critical audit matter. A high degree of auditor judgment was required to evaluate the value per gold equivalent ounce estimates, which was based on comparable companies’ gold and copper trading multiples used to estimate the recoverable amount. Changes in any of these assumptions or estimates used in determining the fair values could have impacted the impairment analysis and its conclusions. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the fair value attributable to reserves and resources.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to assess the recoverable amount of the Kemess Project. This included controls related to the determination of certain key assumptions used in the estimate of the recoverable amount and controls related to the mineral reserves and resources. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserve and resources information, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the comparable companies’ gold and copper trading multiples by assessing the population of the comparable companies utilized by management and recalculating the multiples based on independently obtained third-party sources.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2004.

Toronto, Canada
February 22, 2024
4

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Centerra Gold Inc.’s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 22, 2024
5

Centerra Gold Inc.
Consolidated Statements of Financial Position

As at December 31,		2023	2022
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$612,941	$531,916
Amounts receivable	6	70,763	92,161
Inventories	7	257,302	316,799
Other current assets	8	25,021	49,784
		966,027	990,660

Property, plant and equipment	9	1,237,506	1,272,792
Deferred income tax assets	19	57,900	61,900
Other non-current assets	10	19,333	10,557
		1,314,739	1,345,249
Total assets		$2,280,766	$2,335,909

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	11	$201,707	$199,433
Income tax payable	19	40,952	1,890
Other current liabilities	8	54,778	73,529
		297,437	274,852

Deferred income tax liabilities	19	16,809	8,719
Provision for reclamation	12	272,566	227,867
Other non-current liabilities	10	19,712	14,180
		309,087	250,766
Shareholders' equity
Share capital	20	861,536	886,479
Contributed surplus		33,869	29,564
Accumulated other comprehensive income (loss)		7,451	(3,323)
Retained earnings		771,386	897,571
		1,674,242	1,810,291
Total liabilities and shareholders' equity		$2,280,766	$2,335,909
Commitments and contingencies (note 22)
Subsequent events (notes 20e, 29)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Michael S. Parrett	Wendy Kei

Centerra Gold Inc.
Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31,
(Expressed in thousands of United States dollars)		2023	2022
(except per share amounts)	Notes

Revenue	14	$1,094,897	$850,194

Cost of sales
Production costs		705,974	574,622
Depreciation, depletion and amortization		124,918	97,053
Earnings from mine operations		264,005	178,519

Exploration and evaluation costs		74,816	66,516
Corporate administration	15	44,875	47,247
Care and maintenance expenses		28,412	33,006
Impairment loss	5	34,101	145,903
Reclamation expense (recovery)	12	34,378	(94,021)
Other operating expenses	16	29,578	16,661
Earnings (loss) from operations		17,845	(36,793)

Other non-operating income	17	(11,134)	(1,883)
Finance costs	18	15,345	9,523
Earnings (loss) before income tax		13,634	(44,433)
Income tax expense	19	94,912	32,776
Net loss		(81,278)	(77,209)

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to earnings:
Changes in fair value of derivative instruments	24	10,774	(9,588)
Other comprehensive income (loss)		10,774	(9,588)
Total comprehensive loss		$(70,504)	$(86,797)

Loss per share:
Basic	20	$(0.37)	$(0.29)
Diluted	20	$(0.38)	$(0.31)

Cash dividends declared per common share (C$)		$0.28	$0.28
The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Consolidated Statements of Cash Flows

For the years ended December 31,		2023	2022
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net loss		$(81,278)	$(77,209)

Adjustments:
Depreciation, depletion and amortization		129,692	103,429
Reclamation expense (recovery)	12	33,957	(94,021)
Share-based compensation expense		9,997	770
Finance costs	18	15,345	9,523
Income tax expense	19	94,912	32,776
Inventory impairment		3,675	5,282
Impairment loss	5	34,101	145,903
Other		6,160	(8,773)
Income taxes paid		(44,201)	(55,628)
Cash provided by operating activities prior to changes in working capital		202,360	62,052
Changes in working capital	21	43,237	(64,032)
Cash provided by (used in) operating activities		245,597	(1,980)

Investing activities
Property, plant and equipment additions		(85,306)	(80,930)
Acquisition of Goldfield Project	27	(31,500)	(176,737)
Proceeds from sale of Greenstone Partnership	28	25,000	—
Proceeds from disposition of property, plant and equipment	9	1,516	2,025
Cash used in investing activities		(90,290)	(255,642)

Financing activities
Dividends paid	20	(44,907)	(47,667)
Payment of borrowing and financing costs		(4,210)	(2,255)
Repayment of lease obligations		(6,803)	(6,755)
Proceeds from common shares issued		2,058	3,484
Payment for common shares repurchased and cancelled	20	(20,420)	(104,499)
Cash used in financing activities		(74,282)	(157,692)
Increase (decrease) in cash and cash equivalents during the period		81,025	(415,314)
Cash and cash equivalents at beginning of the period		531,916	947,230
Cash and cash equivalents at end of the period		$612,941	$531,916

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Consolidated Statements of Shareholders' Equity

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2023	218,428,681	$886,479	$29,564	$(3,323)	$897,571	$1,810,291
Net loss	—	—	—	—	(81,278)	(81,278)
Other comprehensive income	—	—	—	10,774	—	10,774
Transactions with shareholders:
Repurchase and cancellation of shares - Normal Course Issuer Bid (“NCIB”) (note 20)	(3,475,800)	(20,420)	—	—	—	(20,420)
Related to the effect of share repurchase liability (note 20)	—	(8,079)	—	—	—	(8,079)
Share-based compensation expense	—	—	5,339	—	—	5,339
Issued on exercise of stock options	304,535	2,014	(593)	—	—	1,421
Issued under the employee share purchase plan	154,901	879	—	—	—	879
Issued on redemption of restricted share units	84,816	663	(441)	—	—	222
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(44,907)	(44,907)
Balance at December 31, 2023	215,497,133	$861,536	$33,869	$7,451	$771,386	$1,674,242

Balance at January 1, 2022	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616
Net loss	—	—	—	—	(77,209)	(77,209)
Other comprehensive loss	—	—	—	(9,588)	—	(9,588)
Transfer of AOCI balance upon the termination of the employee defined benefit health insurance plan (note 17)	—	—	—	(564)	564	—
Transactions with shareholders:
Repurchase and cancellation of shares - related to the global arrangement agreement (note 20)	(77,401,766)	(93,340)	—	—	—	(93,340)
Repurchase and cancellation of shares - NCIB (note 20)	(2,183,900)	(11,159)	—	—	—	(11,159)
Share-based compensation expense	—	—	1,491	—	—	1,491
Issued on exercise of stock options	558,689	3,738	(673)	—	—	3,065
Issued under the employee share purchase plan	132,966	900	—	—	—	900
Issued on redemption of restricted share units	257,942	2,245	(2,063)	—	—	182
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(47,667)	(47,667)
Balance at December 31, 2022	218,428,681	$886,479	$29,564	$(3,323)	$897,571	$1,810,291
The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
a.Statement of Compliance
The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on February 22, 2024.
b.Basis of Presentation
Overview
These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars with all amounts rounded to the nearest thousand, except where otherwise noted. References to C$ are to Canadian dollars.
Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statements of loss. Any investment retained is recognized at fair value.

Joint Arrangements
A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company’s 75% interest in the Endako Mine is accounted for as a joint operation.
3. Summary of material accounting policies
The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.
a.Business combinations
The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.
Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the consolidated statements of loss and comprehensive loss if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a signed identifiable asset or group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.
b.Foreign currency
The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company’s operations is the United States dollar (“USD”).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Foreign currency transactions are translated into the Company’s functional currency as follows:

•Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.
•Monetary items are translated at the closing rate in effect at the statement of financial position date.
•Revenue and expense items are translated using the average exchange rate during the period.
c.Cash and cash equivalents
Cash and cash equivalents comprise cash balances and short-term investments with original maturities of approximately three months. Cash and cash equivalents are classified as financial assets carried at amortized cost.
d.Inventories
Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold-in-carbon, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of cost and net realizable value (“NRV”).
The cost of inventories is determined primarily on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization (“DDA”) of mining assets. The cost of molybdenum inventory includes amounts paid and payable for molybdenum concentrate as well as costs associated with beneficiation and roasting.
NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the consolidated statements of loss and comprehensive loss in the period that the write-down or reversal occurs.
Supplies inventory and spare parts are valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.
e.Property, plant and equipment
Construction-in-progress
Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.
Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
development decision is made until when the asset is ready for its intended use are capitalized. Proceeds received from mineral sales made prior to a mine being capable of operating at levels intended by management are recognized in revenue from mining operations. Costs related to those sales are recognized in production costs.
Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.
Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

Buildings, plant and equipment
Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the consolidated statements of loss and comprehensive loss in the year the asset is de-recognized.
Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.
Where an item of building, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as building, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.
Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s building, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.
The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Mineral properties
The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management (“commercial production”). In determining whether a mine has achieved commercial production, the criteria considered include the following:

•Substantial completion of the construction activities;
•Ability to produce minerals in saleable form (within specifications);
•Completion of a reasonable period of testing of mine plant and equipment; and
•Ability to sustain ongoing production of minerals.
After a mineral property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Once in commercial production, sales are recognized as revenues and production costs as a component of cost of sales, and amortization of capitalized costs in property, plant and equipment commences.
Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.
Deferred stripping costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.
Stripping costs incurred in the production phase provide a future economic benefit when:

•It is probable that the future economic benefit associated with the stripping activity will flow to the Company;
•The Company can identify the component of the ore body for which access has been improved; and
•The costs relating to the stripping activity associated with that component can be measured reliably by the Company.
Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A “component” is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.
When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.
f.Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company primarily uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

•The contract involves the use of an explicitly or implicitly identified lease;
•The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and,
•The Company has the right to direct the use of the asset.
If a contract is assessed to contain a lease, a lease liability and right-of-use (“ROU”) asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).
ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.
Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.
At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.
After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.
g.Impairment and impairment reversal of long-lived assets

Long-lived assets are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units (“CGUs”) for impairment testing purposes. The recoverable amount is the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”) of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the consolidated statements of loss in the period in which they occur.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The Company applies the impairment loss to the CGU’s long-lived assets based on their carrying amounts on a pro-rata basis. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, expenditures underlying the estimate of recoverable value, value per in-situ gold equivalent ounce estimates and capital equipment values are subject to risks and uncertainties.
CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal each reporting period. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss, that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized previously. Impairment reversals are recorded in the consolidated statements of loss in the period in which they occur.
h.Provision for reclamation
Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment, and are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, and ongoing water treatment and monitoring of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks of each particular operation. Provisions for reclamation are measured at the expected value of future cash flows adjusted for the impact of short- and long-term inflation and discounted to their present value using a pre-tax risk-free discount rate.
Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates, inflation rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to $nil and the remaining adjustment is included in the statements of loss. Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in other operating expenses in the consolidated statements of loss and comprehensive loss.
The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the consolidated statements of loss and comprehensive loss.
i.Contingent liabilities and other provisions
Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the consolidated statements of loss and comprehensive loss.
Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
j.Share-based compensation

The long-term incentive plan (“LTIP”) effectively replaced the Company’s legacy plans (“Legacy Plans”). Share-based compensation awards granted under the Legacy Plans remain outstanding and governed by the respective terms of such plans, but no new awards are to be granted under any of the Legacy Plans.

Employee Stock Option Plan
Stock options are equity-settled share-based compensation awards and are administered in a similar fashion under LTIP and Legacy Plans. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Stock options vest over three years whereby 33% vest on each anniversary of the grant date. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.
Performance Share Unit Plan
A Performance Share Unit (“PSU”) represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model. Under LTIP, 100% of awards vest after three years following the grant year. Under the Legacy Plans, awards vest over three years whereby 50% vest on December 31 of the year following the grant year (“end of year 2”) and the remaining 50% vest on December 31 of the subsequent year (“end of year 3”). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation. The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor based on Centerra’s total return performance relative to the total return index value (“TRIV”) from the S&P/TSX Global Gold CAD$ Index during the applicable period.
Deferred Share Unit Plan
Deferred Share Units (“DSUs”) are administered in a similar fashion under LTIP and Legacy Plans. Centerra has a DSU Plan for directors of the Company to receive all or a portion of their annual compensation, including director fees, as deferred share units. DSUs are settled in cash and are accounted for under the liability method. DSUs cannot

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
be converted to shares by the unit holder or by the Company. DSUs cannot be redeemed until a director no longer holds any position with the Company, and can be redeemed no later than December 15 of the following year in which the director ceased to hold all positions in the Company, unless otherwise stated in a grant agreement. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.
Restricted Share Unit Plan
Executive RSUs granted under the LTIP are equity-settled share-based compensation awards. The Executive RSUs vest over three years whereby 33% vest on each anniversary of the grant date. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Employee RSUs granted under the Legacy Plans are equity-settled share-based compensation awards. Employee RSU holders had an option to elect to receive a portion of their annual incentive payments for that year as Employee RSUs and the Company matched 50% of the Employee RSUs granted to Employee RSU holders. Employee RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Employee RSUs granted under the LTIP are cash-settled share-based compensation awards. The Employee RSUs vest over three years whereby 33% vest on each anniversary of the grant date. The Employee RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Employee RSU. Under this method, the fair value of the Employee RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU.
Discretionary RSUs are granted to certain employees of the Company and can be settled in cash or equity at the option of the Board of Directors, determined at the time of the grant. Discretionary RSUs vesting dates are defined by the Board of Directors at the time of the grant. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.
Employee Share Purchase Plan
Centerra has an Employee Share Purchase Plan (“ESPP”) for employees of the Company. Under the ESPP, employees may elect to purchase the Company’s shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to value of the match provided.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Dividends
When cash dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date. Under the ESPP, cash dividends paid with respect to shares held in the ESPP accounts are automatically reinvested in shares. Such dividend shares and dividend equivalents will be subject to the same vesting and other conditions applicable to the underlying RSUs, PSUs, DSUs, and ESPP shares as the case may be.
k.Revenue recognition from contracts with customers
The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, gold-copper concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from the Öksüt Mine are based on the London Bullion Market Association morning spot price (“LBMA AM fix price”) stipulated in the agreement with the Central Bank of the Republic of Türkiye (“Central Bank”). Gold doré is sent to the refinery and control is transferred to the customer when gold bars are poured. The Central Bank has the right of first refusal on the purchase of the gold produced. If Central Bank exercises this right, the finished gold is delivered and held at the Central Bank and sold to third party customers through the Central Bank. In both cases, payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.
Revenues from the Company’s concentrate sales and molybdenum product sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.
In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming agreement (“Mount Milligan Mine Streaming Agreement”) with RGLD Gold AG and Royal Gold Inc. (“Royal Gold”) associated with the Mount Milligan Mine. Under the terms of the Mount Milligan Mine Streaming Agreement, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold paid US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented, which is recorded to revenue. On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. (“TCM”) entered into an additional agreement with Royal Gold (note 29), revising some of the above described terms.
Gains and losses related to the Company's forward commodity contracts to economically hedge the Company's commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange (“LME”) copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company's forward commodity contracts to economically hedge the Company's exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.
Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME or spot gold prices on the LBMA. The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
of final pricing. Changes in metal quantities upon receipt of final assay are also adjusted for. Any such adjustments are generally not material to the transaction price.

When sales transactions give rise to potential variable or contingent consideration, the variable consideration is recognized to the extent it can be estimated reliably and it is highly probable that a significant reversal of the amount will not occur in the future. The Company computes the transaction price to a given sales transaction using one of the following methods:

•the expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer;
•the most likely value method: the amount determined most likely to be received.

The Company then applies a constraint to recognize income for variable consideration only to the extent that it is deemed highly probable that a significant reversal of said income will not occur. The Company applies judgment in assessing the probability of occurrence, which is subject to risks and uncertainties.
l.Exploration and evaluation expenditures
Exploration and evaluation expenditures are the costs incurred on the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.
Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that it is probable that the project will generate a future economic benefit. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value.
m.Earnings per share
Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.
The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options and RSUs outstanding. Under the treasury stock method:

•The exercise of stock options and RSUs is assumed to occur at the beginning of the period;
•The proceeds from the exercise of stock options and RSUs plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and,
•The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.
n.Income taxes
Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of loss and comprehensive loss except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive loss.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result from the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.
Deferred tax is not recognized for:

•Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and,
•Taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer more likely than not that the related tax benefit will be realized.
o.Derivative instruments and hedge accounting
The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company’s products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the US dollar.
Non-derivative financial assets
Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Marketable securities are classified as financial assets at fair value through profit or loss and are measured at fair value. The unrealized gains or losses related to changes in fair value of marketable securities are reported in the consolidated statements of loss.
Non-derivative financial liabilities
Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.
Hedge derivatives
The Company applies hedge accounting to the following derivative instruments:

•Copper contracts, which hedge a portion of the copper components of its future concentrate sales, that are not subject to the streaming agreement with Royal Gold at the Mount Milligan Mine (“copper contracts”);
•Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan operations (“fuel hedge contracts”); and,
•Foreign exchange contracts to hedge a portion of its future Canadian-denominated expenditures (“foreign exchange contracts”).
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. The Company calculates and monitors the hedge ratio, which is resulting from the quantity of the hedged item that the entity hedges and the quantity of the hedging instrument that the entity uses to hedge that quantity of hedged item. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
The Company’s copper contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive loss. The amounts accumulated in other comprehensive loss are reclassified to the consolidated statements of loss and comprehensive loss, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized. Fair value changes for copper contracts are reclassified to revenue, fuel contracts to production costs, and foreign exchange contracts to production costs, corporate administration or care and maintenance costs.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of loss and comprehensive loss. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive loss remain in other comprehensive loss until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of loss and comprehensive loss as other income or expense immediately.
Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the consolidated statements of loss.
Non-hedge derivatives
All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedge derivatives at each reporting date are included in

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
consolidated statements of loss as other non-operating expenses, while changes in the fair value of spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

Recently Issued Accounting Pronouncements
IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2024. Based on the currently available information, the Company does not anticipate any impact from this amendment on its financial statements.
4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company’s accounting policies, which are described in note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.
i.Impairment and impairment reversal of long-lived assets
Significant judgment is required in assessing indicators of impairment or impairment reversal of long-lived assets. For each asset or CGU, the Company completes an evaluation at each reporting period of potential indicators of impairment or impairment reversal. The Company considers both external and internal sources of information in assessing whether there are any indications that assets or CGUs may be impaired. Judgment is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the Company’s market capitalization relative to its net asset carrying value, prolonged significant changes in commodity prices, discount rates and significant changes to life-of-mine plans. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, closure and environmental remediation costs, value per in-situ gold equivalent ounce estimates and capital equipment values. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where limited, dated or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Changes in these estimates which decrease or increase the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment loss or reversal. While management believes that estimates of future

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.
ii.Provision for reclamation
Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.
Actual costs incurred may differ from those amounts estimated. Changes in future costs could materially impact the estimate of reclamation provision. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.
iii.Deferred income taxes
The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the consolidated statements of financial position. If actual results differ from these estimates, adjustments are made in subsequent periods.

The Company recognizes deferred income tax benefits related to deferred income tax assets to the extent recovery is more likely than not. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profits. Management generally uses estimates of future taxable profit over the next three years to carry out its assessment. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to utilize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from such deferred income tax assets.
iv.Mineral reserves and resources estimation
The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, foreign exchange rates, production costs, capital expenditures, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.
Estimates of mineral reserves and resources impact the following items in the consolidated financial statements:

•The carrying value of the Company’s property, plant and equipment may be affected due to changes in estimated future cash flows;
•Depreciation, depletion and amortization charge of assets using the units-of-production method;
•Estimate of recoverable value of CGUs used for the purpose of impairment or impairment reversal tests of long-lived assets;
•Estimated timing and costs of reclamation activities;
•Deferred income and mining taxes, in particular, the evaluation of unrecognized deferred income and mining tax assets; and,
•Expected future economic benefit of expenditures, including stripping and development activities recognized in the statements of financial position as either part of mine properties or inventories.

v.Global Arrangement Agreement (“Arrangement Agreement”)

Significant judgment was required to determine that all the transactions prescribed in the Arrangement Agreement, entered with, among others, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Kyrgyz Republic, should be based on the stated legal form or accounted for as a single combined equity transaction.
5. Impairment loss
Berg Property
On December 22, 2023, the Company entered into a Purchase Agreement with Surge Copper Corp to sell the Company’s 100% interest in the non-core Berg Property for share consideration of $1.5 million.
The Company completed the sale on January 19, 2024. As a result of this transaction, the Company re-measured the Berg Property at the lower of its carrying amount and fair value less costs to sell and recognized an impairment loss of $4.1 million in the consolidated statements of loss and comprehensive loss. As at December 31, 2023, the Berg Property was re-classified as an asset held-for-sale.
Kemess Project
The Company owns 100% interest in the Kemess Project. In 2022, the Company incurred only care and maintenance expenses at the Kemess Project and no exploration or evaluation activities took place. In the fourth quarter of 2022, in connection with the annual budget update process as well as the periodic assessment of the Company’s CGUs, the Company identified the Kemess Project as non-core and no further expenditures or evaluation studies were planned for the project in 2023 or in the near future as the Company prioritizes advancement of its other projects. The Company identified this as an indicator of impairment that suggested that the carrying amount of the Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2022.
In 2023, the Company continued to incur only care and maintenance expenses at the Kemess Project and very limited exploration or evaluation activities took place. As a result of a detailed costs review in conjunction with the re-evaluation of new technical concepts for the project in the fourth quarter of 2023, the Company made a decision to reclassify reserves to resources and reduce the total quantity of mineral resources attributed to the Kemess Project.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The Company identified this as an indicator of impairment that suggested that the carrying amount of the Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2023.
The estimated recoverable amount of the Kemess Project CGU as at December 31, 2022 and 2023 was determined on the basis of fair value less cost of disposal (“FVLCD”) and calculated using a combination of (1) market approach and a value per in-situ gold equivalent ounce metric by reference to comparable public companies applied to existing reserves and resources and (2) valuation of the capital equipment at site. The Company applied a range of $19.30 to $32.50 (2022 - $12.10 to $22.40) per in-situ gold equivalent ounce to determine the value of gold and silver mineral reserves and resources and a range of $6.00 to $6.20 (2022 - $4.00 to $6.60) per in-situ gold equivalent ounce to determine the value of copper mineral reserves and resources. The valuation of the capital equipment on site estimated the value of the equipment on site based on its age, condition, and other factors.
As the Kemess Project’s carrying amount exceeded its estimated FVLCD, an impairment loss of $30.0 million (2022 - $145.9 million ($138.2 million, net of tax)) was recognized in the impairment loss line item in the consolidated statements of loss and reflected in the "Corporate and other” category in the Company’s segment disclosure (note 26). The approach to determine FVLCD uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.
Öksüt Mine
In the third quarter of 2022, the Company identified an indicator of impairment in connection with the decision to suspend leaching activities at the Öksüt Mine in August 2022 and the requirement to obtain an amended Environment Impact Assessment prior to a full restart of operations. As a result, the Company performed an impairment test on its Öksüt Mine during the third quarter of 2022 and concluded that no impairment was required.
Key assumptions
The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•Value per gold equivalent ounce estimates were determined based on comparable gold and copper public companies;
•Gold and copper price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
•Estimates of the fair value attributable to mineralization are based on various assumptions, including determination of the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and a value per ounce applied to such mineralization. The resources used were consistent with the resource volumes approved as part of the Company’s process for the estimation of mineral reserves and resources;
•Value attributed to categories of capital equipment was determined based on its physical condition and certain characteristics, prevailing secondary market prices and estimated selling and transportation costs.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
6. Amounts Receivable

	2023	2022
Gold and copper concentrate sales receivable(1)	$28,103	$34,715
Molybdenum sales receivable(1)	36,793	47,613
Consumption and income tax receivables(2)	3,326	5,703
Other receivables	2,541	4,130
Total amounts receivable	$70,763	$92,161
(1)Includes provisionally-priced receivables subject to mark-to-market adjustment (note 24b).
(2)Includes the current portion of value-added tax (“VAT”) receivable of $0.1 million (December 31, 2022 - $2.7 million ) at the Öksüt Mine. The non-current portion of VAT receivable is included in other non-current assets (note 10).
7. Inventories

	2023	2022
Stockpiles of ore(1)	$32,610	$46,060
Gold in-circuit(2)	8,099	48,358
Ore on leach pads	45,368	28,025
Gold doré	13	17
Copper and gold concentrate	23,720	15,226
Molybdenum inventory(3)	74,897	105,060
Total product inventories	184,707	242,746
Supplies (net of provision)(4)	72,595	74,053
Total inventories	$257,302	$316,799
(1)Includes ore in stockpiles that might or might not be scheduled for processing within the next 12 months, but is available on-demand.
(2)Includes $nil (2022 - $46.9 million) being the cost of stored gold-in-carbon inventory at the adsorption, desorption and recovery (“ADR”) plant at the Öksüt Mine.
(3)Includes a positive fair value adjustment of $0.5 million (2022 - positive $28.5 million). During the year ended December 31, 2023, impairment losses of $3.7 million (2022 - $2.9 million) were recorded within production costs to reduce the carrying value of molybdenum inventories to their net realizable value.
(4)Net of a provision for supplies inventory obsolescence of $9.3 million as at December 31, 2023 (December 31, 2022 - $10.7 million). The non-current portion of supplies inventory is included in other non-current assets.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
8. Other current assets and liabilities

	2023	2022
Other current assets
Current portion of derivative assets(1)	$10,304	$11,791
Receivable from Orion(2)	—	25,000
Prepaid insurance expenses	5,999	7,213
Deposits for consumable supplies	3,629	1,686
Marketable securities	2,834	830
Asset held-for-sale (note 5)	1,510	—
Other	745	3,264
Total other current assets	$25,021	$49,784
Other current liabilities
Current portion of lease obligations (note 13)	$6,106	$5,245
Current portion of derivative liabilities(1)	2,965	14,189
Current portion of provision for reclamation (note 12)	28,087	10,941
Deferred milestone payment(3)	—	30,871
Share repurchase liability (note 20)	8,084	—
Deferred revenue(4)	9,536	12,283
Total other current liabilities	$54,778	$73,529
(1)Relates to the gold, diesel, foreign exchange, and copper hedging contracts (note 24a).
(2)Relates to the payment from the Orion Resource Partners (USA) LP (“Orion”) which was receivable as part of the 2021 disposition of the Greenstone Partnership and was received in December 2023 (note 28).
(3)The deferred milestone payment related to the acquisition of the Goldfield Project and was disbursed in September 2023 (note 27).
(4)Relates to an advance payment received on the gold and copper concentrate for which the control transferred in the subsequent period.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
9. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Cost
January 1, 2022	$1,061,812	$382,645	$59,062	$57,808	$1,561,327
Additions	11,279	205,518	—	58,310	275,107
Disposal	(2,144)	—	—	—	(2,144)
Transfers	65,196	3,284	—	(68,480)	—
Balance December 31, 2022	$1,136,143	$591,447	$59,062	$47,638	$1,834,290
Additions	17,961	16,661	20,780	66,254	121,656
Disposal	(6,609)	(4,723)	—	—	(11,332)
Transfers	39,106	4,330	—	(43,436)	—
Reclassified to assets held-for-sale(2)	—	(5,611)	—	—	(5,611)
Balance December 31, 2023	$1,186,601	$602,104	$79,842	$70,456	$1,939,003

Accumulated depreciation and other charges
January 1, 2022	$226,337	$27,747	$35,152	$—	$289,236
Charge for the year	98,236	20,179	9,472	—	127,887
Disposals	(1,528)	—	—	—	(1,528)
Impairment (3)	80,250	48,950	—	16,703	145,903
Balance December 31, 2022	$403,295	$96,876	$44,624	$16,703	$561,498
Charge for the year	95,703	19,160	125	—	114,988
Disposals	(4,989)	—	—	—	(4,989)
Impairment (4)	—	34,101	—	—	34,101
Reclassified to assets held-for-sale(2)	—	(4,101)	—	—	(4,101)
Balance December 31, 2023	$494,009	$146,036	$44,749	$16,703	$701,497

Net book value
Balance January 1, 2023	$732,848	$494,571	$14,438	$30,935	$1,272,792
Balance December 31, 2023	$692,592	$456,068	$35,093	$53,753	$1,237,506
(1)Includes exploration and evaluation assets of $250.3 million related to the Goldfield Project and Kemess Project.
(2)Relates to the non-core Berg Property classified as an asset held-for-sale as at December 31, 2023 (note 5).
(3)Relates to impairment of the Kemess Project (note 5).
(4)Relates to impairment of the Kemess Project and impairment of the Berg Property classified as an asset held-for-sale as at December 31, 2023 (note 5).

During the year ended December 31, 2023, $121.7 million of additions were capitalized to PP&E. During the year ended December 31, 2022, $275.1 million of additions were capitalized to PP&E, including the $208.2 million related to the acquisition of Goldfield Project and associated transaction costs (note 27). During the year ended December 31, 2023, the Company entered into lease arrangements resulting in right-of-use asset additions of $16.5 million (2022 - $1.1 million).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
During the year ended December 31, 2023, the Company disposed of PP&E with a carrying value of $6.3 million (2022 – $0.6 million). The net loss on disposal of $1.5 million (2022 – net gain of $1.4 million) was recorded in the other non-operating income line item in the consolidated statements of loss.
10. Other non-current assets and liabilities

	2023	2022
Other non-current assets
VAT receivable(1)	$8,688	$612
Non-current derivative assets(2)	5,332	5,527
Non-current supplies inventory	1,732	1,732
Other	3,581	2,686
Total other non-current assets	$19,333	$10,557

Other non-current liabilities
Non-current portion of lease obligations (note 13)	$18,102	$8,730
Post-retirement benefits	1,244	862
Non-current derivative liabilities(2)	366	4,588
Total other non-current liabilities	$19,712	$14,180
(1)Relates to the Öksüt Mine.
(2)Relates to the diesel, foreign exchange and copper hedging contracts (note 24a).
11. Accounts payable and accrued liabilities

	2023	2022
Trade payables and accruals(1)	$77,886	$111,222
Royalties payable (2)	48,697	22,224
Wages, salaries and benefits payable	9,561	7,677
Amount due on the settlement of derivatives	5,209	—
Amount due to Royal Gold(3)	53,828	53,749
Liability for share-based compensation (note 20)	6,526	4,561
Total accounts payable and accrued liabilities	$201,707	$199,433
(1)Includes $12.5 million of provisionally-priced payables at the Molybdenum BU, subject to fair value adjustment as at December 31, 2023 (2022 - $64.2 million) (note 24b).
(2)Includes amounts$31.6 million related to the Öksüt Mine, payable to the Turkish government authorities$16.5 million and $17.1 millionamounts related to the Mount Milligan Mine, payable to H.R.S. Resources Corp. $5.8 million
(3)Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.
12. Reclamation
a.Reclamation provision
The Company completed its regularly scheduled update to its closure costs estimates in December 2023. The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation. The settlement of the provision is estimated to occur through to 2136.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

	2023	2022
Non-operating sites (1)
Balance, beginning of year	$175,121	$267,736
Changes in cost estimates	32,956	65,087
Changes in discount rate	1,407	(152,749)
Accretion	6,554	4,211
Liabilities settled	(222)	(3,926)
Foreign exchange revaluation	2,514	(5,238)
Balance, end of year	$218,330	$175,121

Operating sites (1)
Balance, beginning of year	$63,688	$69,744
Changes in cost estimates	14,664	10,618
Changes in discount rate	756	(15,771)
Accretion	2,413	1,405
Foreign exchange revaluation	802	(2,308)
Balance, end of year	$82,323	$63,688

Current portion of reclamation provision (2)	28,087	10,942
Non-current portion of reclamation provision	272,566	227,867
Total provision for reclamation	$300,653	$238,809
(1)Non-operating sites include the Endako Mine, Thompson Creek Mine, Kemess Project and Goldfield Project. Operating sites include the Mount Milligan Mine and Öksüt Mine.
(2)Relates to the Endako Mine and Kemess Project.

For the year ended December 31, 2023, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 3.09% to 3.88% (2022 - 3.30% to 3.98%) at operating sites and in the range of 3.02% to 4.03% (2022 - 3.29% to 3.97%) at non-operating sites.
b.Reclamation expense (recovery)

Reclamation expense recognized in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2023 was $34.4 million (2022 - reclamation recovery of $94.0 million), and was due to the following factors:

	2023	2022
Changes in cost estimates	$32,550	$38,989
Changes in discount rate	1,407	(133,224)
Other	421	214
Total reclamation expense (recovery)	$34,378	$(94,021)

yearDecember 31, 2023yearDecember 31, 2022Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2023, the Company has provided the regulatory authorities with $259.2 million (December 31, 2022 - $196.7 million) in reclamation bonds and letters of credit for mine closure obligations.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
13. Leases
The following table is a maturity analysis of the Company’s contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

	2023	2022
Less than one year	$7,014	$5,801
One to three years	10,736	6,370
More than three years	9,884	2,810
Total undiscounted lease obligations	$27,634	$14,981
The following table sets out the carrying amounts of ROU assets included in PP&E in the consolidated statements of financial position and the movements during the period:

	2023	2022
Beginning balance	$14,132	$19,414
Additions	16,528	1,101
Amortization	(6,783)	(6,383)
Ending balance	$23,877	$14,132

The following table sets out the lease obligations included in the consolidated statements of financial position:

	2023	2022
Current (note 8)	$6,106	$5,245
Non-current (note 10)	18,102	8,730
Total lease obligations	$24,208	$13,975
The amounts recognized in the consolidated statements of loss related to lease obligations are as follows:

	2023	2022
Interest expense on lease liabilities	$657	$679
Amortization of ROU assets	6,783	6,383
Variable lease payments not included in the measurement of lease liabilities(1)	37,046	21,632
Expenses relating to leases of low-value assets and short-term leases	4,231	7,040
Total recognized in the consolidated statements of loss	$48,717	$35,734
(1)Includes the amounts related to various exploration contracts at the Company’s sites and contract mining at the Öksüt Mine. 2022 amounts exclude $14.4 million in contract mining costs which were capitalized to production inventory during the year and were recognized in the consolidated statements of loss in 2023.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
14. Revenue
Total revenue consists of the following:

	2023	2022
Gold revenue	$598,632	$349,136
Copper revenue	186,791	242,679
Molybdenum revenue	297,917	262,697
Other by-product revenue(1)	19,219	15,719
Revenue from contracts with customers	$1,102,559	$870,231
Provisional pricing adjustment on concentrate sales(2)	409	(15,293)
Metal content adjustments on concentrate sales	(8,071)	(4,744)
Total revenue	$1,094,897	$850,194
(1)Includes silver, rhenium and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 11.9 million pounds of copper, 26,889 ounces of gold, and 102,599 pounds of molybdenum (December 31, 2022 - 17.4 million pounds of copper, 33,672 ounces of gold, and 563,302 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Total revenue by metals, including metal content and provisional pricing adjustments on concentrate sales, is as follows:

	2023	2022
Gold revenue	$598,676	$350,224
Copper revenue	180,993	216,487
Molybdenum revenue	296,121	267,829
Other by-product revenue	19,107	15,654
Total revenue	$1,094,897	$850,194

Customer Information
The following table presents sales to the individual customers that exceed 10.0% of total revenue:

	Region	2023	2022
Customer 1	Türkiye	$380,488	$101,593
Customer 2	Canada	159,068	130,340
Customer 3	Canada	—	190,705
Total sales to customers exceeding 10.0% of total revenue		$539,556	$422,638
Percentage of total revenue		49.3%	49.7%

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
15. Corporate administration

	2023	2022
Administration and office costs	$35,643	$46,334
Share-based compensation expense(1)	9,232	913
Corporate administration	$44,875	$47,247
(1)Relates to the Company’s share-based compensation plans and the related liability of $6.5 million as at December 31, 2023 (December 31, 2022 - $4.6 million).

16. Other operating expenses

	2023	2022
Selling and marketing(1)	$12,219	$12,895
Öksüt Mine standby costs(2)	15,380	—
Other, net	1,979	3,766
Other operating expenses	$29,578	$16,661
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.
(2)Includes costs incurred at the Öksüt Mine that could not be capitalized to production inventory during the period of suspension of operations, which ended in early June 2023.
17. Other non-operating income

	2023	2022
Interest income(1)	$(19,530)	$(9,419)
Gain on the termination of employee defined benefit health insurance plan(2)	—	(4,246)
Foreign exchange loss (gain)	1,819	(4,933)
Loss on revaluation of marketable securities	1,085	1,378
Loss on non-hedge derivatives	2,922	—
Loss (gain) on sale of PP&E	1,506	(1,431)
Kumtor Mine litigation and related costs(3)	—	15,036
Other expenses	1,064	1,732
Other non-operating income	$(11,134)	$(1,883)
(1)Primarily includes interest on bank term deposits.
(2)Relates to the employee health benefits plan at the Langeloth processing facility.
(3)Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by Kumtor Gold Company CJSC and Kumtor Operating Company CJSC, and related consulting costs that were all completed in 2022.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
18. Finance costs

	2023	2022
Standby and transaction fees(1)	$4,512	$2,245
Accretion expense on the provision for reclamation	8,967	5,616
Interest expense on lease liabilities	657	679
Other financing fees	1,209	983
Total finance costs	$15,345	$9,523
(1)The 2023 Standby and transaction fees amount includes transactions costs related to the renewal of the revolving credit facility (the “Corporate Facility”) (note 25).
19. Income taxes
a.Income tax expense

	2023	2022
Current income tax expense	$85,672	$37,068
Deferred income tax expense (recovery)	9,240	(4,292)
Total income tax expense	$94,912	$32,776
Income tax expense (recovery) attributable to each geographical jurisdiction for the Company is as follows:

	2023	2022
Türkiye	$91,744	$(1,251)
Canada	3,168	33,721
Netherlands	—	306
	$94,912	$32,776
Income tax expense differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings (loss) before income tax as follows:

	2023	2022
Earnings (loss) before income tax	$13,634	$(44,433)

Income tax at statutory tax rate of 26.5%	3,613	(11,775)
Increase (decrease) due to:
Difference between Canadian and foreign tax rates(1)	10,814	(11,406)
Change in unrecognized deductible temporary differences(2)	63,483	51,858
Impact of foreign currency on deferred tax balances	6,323	(3,831)
Non-deductible costs	3,298	6,102
Local mining taxes	1,427	1,330
Impact of tax legislation/rate change	5,933	—
Other	21	498
Income tax expense	$94,912	$32,776

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(1)Income tax expense in 2023 included $11.5 million withholding tax expense (2022 - $1.0 million withholding tax recovery) related to the Öksüt Mine.
(2)The change in unrecognized deductible temporary differences consists of $33.3 million for Canada (December 31, 2022 - $64.0 million), $19.9 million for the United States (December 31, 2022 - ($6.0) million) and $10.3 million for Türkiye (December 31, 2022 - ($6.1) million).
b.Deferred income tax assets and liabilities
The following are significant components of deferred income tax assets and liabilities:

	2023	2022
Deferred income tax assets
Provisions and Tax Credits	$49,122	$41,753
Tax losses	58,381	73,227
Total deferred income tax assets	$107,503	$114,980
Deferred income tax liabilities
Inventory	$(2,232)	$(5,950)
Property, plant and equipment	(52,680)	(55,849)
Investments in subsidiaries	(11,500)	—
Total deferred income tax liabilities	$(66,412)	$(61,799)
Net deferred income tax assets	$41,091	$53,181
The deferred income tax asset of $107.5 million is expected to be realized in more than one year. The deferred income tax liability of $66.4 million is expected to be realized in more than one year.
After offsetting deferred income tax assets against deferred income tax liabilities in the same taxable entity, the resulting balances are as follows:

	2023	2022
Deferred income tax assets	$57,900	$61,900
Deferred income tax liabilities	(16,809)	(8,719)
Net deferred income tax assets	$41,091	$53,181

A reconciliation of the movements of the net deferred income tax assets is provided below:

	2023	2022
Balance at the beginning of year	$53,181	$46,439
Deferred income tax (expense) recovery recognized in the statements of loss	(9,240)	4,292
Deferred income tax (expense) recovery recognized in other comprehensive loss	(2,850)	2,450
Balance at the end of the year	$41,091	$53,181

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The Company has not recognized deferred income tax assets with respect to the following deductible temporary differences:

	2023	2022
Deductible temporary differences(1)	$465,700	$458,400
British Columbia mining tax deductible temporary differences	776,600	655,200
British Columbia mining tax credits	1,700	1,300
Capital losses	7,000	4,800
Total deductible temporary differences	$1,251,000	$1,119,700
(1)The deductible temporary differences consist of $306.9 million for Canada (December 31, 2022 - $335.1 million), $116.0 million for the United States (December 31, 2022 - $123.3 million) and $42.8 million for Türkiye (December 31, 2022 - nil).
The capital loss carry forwards and deductible temporary differences have no expiry date.

Expiry dates of tax losses	2029	Thereafter	Total
Non-capital tax losses(1)
Canada	$9,746	$770,207	$779,953
United States	909	281,530	282,439
	$10,655	$1,051,737	$1,062,392
(1)Represents the gross amount of tax loss carry forwards translated at the closing exchange rate as at December 31, 2023.

The non-capital tax losses include $825.7 million of losses which are not recognized as deferred income tax assets. In addition, the non-capital tax losses for the United States include $74.6 million that are restricted due to the change in ownership.
20. Shareholders' equity
a.Repurchases and cancellation of shares
Kyrgyzaltyn transaction
On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares for the total consideration of $93.3 million, including $7.0 million paid in direct and incremental transaction costs.
NCIB
On October 11, 2022 the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a normal course issuer bid program. Under the NCIB, Centerra was able to purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company during the twelve-month period commencing on October 13, 2022 and ended on October 12, 2023, representing 10% of the public float.
On November 3, 2023, the Company announced that it had received approval from the TSX to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2023 and ending on November 6, 2024, representing approximately 10% of the public float.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
During the year ended December 31, 2023, the Company repurchased and cancelled 3,475,800 common shares (2022 - 2,183,900 common shares) for a total consideration of $20.4 million (2022 - 11.2 C$27.3million) at an average price of $5.87 (2022 - $5.11C$7.84) per share as part of its authorized NCIB program. The total consideration received for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

The calculation of basic and diluted weighted average common shares for the year ended December 31, 2023 and December 31, 2022 included the impact of the cancellation of these common shares.

On November 7, 2023, the Company initiated the Automatic Share Purchase Plan (“ASPP”) under the NCIB program by authorizing its independent broker to repurchase the fixed total value of Centerra commons shares up to $10.7 $10.2 million (C$13.5 million) during the period ending February 29, 2024. As at December 31, 2023, the amount remaining for share repurchase under the ASPP authorization is $8.1 million (C$10.7 million). The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.
b.Loss per share
Computation for basic and diluted loss per share:

	2023	2022
Net loss	$(81,278)	$(77,209)
Dilutive impact related to the PSU plan(1)	(2,717)	(5,580)
Diluted loss	$(83,995)	$(82,789)

Basic weighted average common shares (in thousands)	217,245	265,091
Dilutive impact related to the PSU plan (in thousands)(1)	1,164	1,207
Diluted weighted average common shares (in thousands)	218,409	266,298

Loss per share:
Basic	$(0.37)	$(0.29)
Diluted	$(0.38)	$(0.31)
(1) Relates to the Company’s Performance Share Unit Plan.
For the years ended December 31, 2023 and 2022, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted loss per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities, excluded from the calculation, are summarized below:

	2023	2022
RSUs and stock options excluded from loss per share (in thousands)	1,736	1,156
ASPP impact excluded from loss per share (in thousands)	1,021	—

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
c.Share-based compensation
The impact of share-based compensation as of and for the years ended December 31, 2023 and 2022 is summarized as follows:

	2023		2022
	Expense	Liability	Expense	Liability
Stock options	$2,407	$—	$875	$—
Performance share units	1,564	2,449	(1,355)	1,113
Deferred share units	793	1,366	(399)	2,363
Restricted share units	5,234	2,711	1,649	1,086
	$9,998	$6,526	$770	$4,562
Employee Stock Options
Under the Company’s Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.
Centerra’s stock options transactions during the year ended December 31, 2023 and 2022 were as follows:

	2023			2022
	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Balance, January 1	3,770,072	C$	8.37	3,223,475	C$	9.23
Granted	564,499	8.30		1,568,800	6.94
Forfeited	(1,099,078)	(8.48)		(463,514)	(12.20)
Exercised	(304,535)	(6.37)		(558,689)	(6.14)
Outstanding, end of year	2,930,958	C$	8.60	3,770,072	C$	8.37
Options exercisable, end of year	1,567,231	C$	9.17	1,670,056	C$	8.45
The weighted average market price of shares issued for options exercised in the year ended December 31, 2023 was C$7.74 (December 31, 2022 - C$10.88).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The following table summarizes information related to share options outstanding at December 31, 2023:

	Share options outstanding			Share options exercisable
Range	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price
C$6.71 - C$6.86	490,144	2.80	$6.73	490,144	2.80	$6.73
C$6.87 - C$6.99	1,087,686	6.88	6.94	362,553	6.88	6.94
C$7.00 - C$10.32	559,807	6.53	8.14	59,843	0.18	7.32
C$10.33 - C$12.37	432,966	5.17	12.22	294,336	5.17	12.22
C$12.38 - C$17.98	360,355	4.37	12.54	360,355	4.37	12.54
Total	2,930,958	5.57	$8.60	1,567,231	4.45	$9.17
The Company used the Black-Scholes Option Pricing Model to estimate fair value of stock options using the following weighted average assumptions:

	2023	2022
Expected stock price volatility	47.61% - 63.81%	48.98% - 49.13%
Risk-free interest rate	3.83% - 4.15%	3.61% - 3.80%
Expected life (in years)	4.0 - 5.0	4.0 - 5.0
Expected dividend yield	3.85% - 4.45%	5.19% - 5.52%
Exercise price	$7.04 - $8.78	$6.94
Performance Share Unit plan
Centerra’s PSU plan transactions during the years ended December 31, 2023 and 2022 were as follows:

Number of units	2023	2022
Balance, January 1	1,206,617	1,377,408
Granted	613,929	873,123
Exercised	(358,585)	(675,729)
Forfeited	(297,866)	(368,185)
Balance, December 31	1,164,095	1,206,617

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Deferred Share Unit plan
Centerra’s DSU plan transactions during the years ended December 31, 2023 and 2022 were as follows:

Number of units	2023	2022
Balance, January 1	453,694	382,848
Granted	80,780	70,846
Exercised	(260,413)	—
Balance, December 31	274,061	453,694
Restricted Share Unit plan
Centerra’s RSU plan transactions during the years ended December 31, 2023 and 2022 were as follows:

Number of units	2023	2022
Balance, January 1	996,655	939,676
Granted	1,211,286	370,369
Redeemed	(153,857)	(290,098)
Forfeited	(130,726)	(23,292)
Balance, December 31	1,923,358	996,655
d.ESPP
In 2023, 154,901 common shares were subscribed for under the ESPP (2022 – 132,966 common shares) for a value of $0.9 million (2022 – $0.9 million).
e.Dividends

On February 22, 2024, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on March 13, 2024.

21. Supplemental cash flow disclosures
a.Bank interest received
During the year ended December 31, 2023, the Company received bank interest included in interest income (note 17) in the amount of $18.4 million (2022 - $8.3 million).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
b.Changes in working capital

	2023	2022
Decrease (increase) in amounts receivable	$6,766	$(13,646)
Decrease (increase) in inventories	40,229	(76,404)
Decrease (increase) in other current assets	7,173	(134)
(Decrease) increase in accounts payable and accrued liabilities	(8,578)	30,955
Decrease in income taxes payable	(2,353)	(4,803)
Changes in working capital	$43,237	$(64,032)
c.Changes in liabilities arising from financing activities

	As at December 31, 2022	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Other	As at December 31, 2023
Lease obligations(1)	$13,975	$(6,803)	$16,442	$(63)	$657	$24,208
Total liabilities from financing activities	$13,975	$(6,803)	$16,442	$(63)	$657	$24,208
(1)Current portion of lease obligations included in other current liabilities (note 8). Non-current portion of lease obligations included in other liabilities (note 10).

	As at December 31, 2021	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Other	As at December 31, 2022
Lease obligations	$20,197	$(6,755)	$837	$(983)	$679	$13,975
Total liabilities from financing activities	$20,197	$(6,755)	$837	$(983)	$679	$13,975
22. Commitments and contingencies
Commitments
The Company had the following purchase commitments as of December 31, 2023, of which $8.2 million related to capital expenditures:

	2024	2025	2026	2027	Thereafter	Total
Purchase and capital commitments(1)	$345,638	$22,755	$342	$—	$—	$368,735
(1)Includes amounts contracted for molybdenum concentrate purchases at the Langeloth Facility of $248.2 million.
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Mount Milligan Mine Royalty

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.
23. Related party transactions
Transactions with key management personnel
The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.
During the years ended December 31, 2023 and 2022, remuneration to key management personnel was as follows:
Compensation of key management personnel

	2023	2022
Director fees earned and other compensation	$539	$740
Salaries and benefits, including severance	7,832	12,568
Share-based compensation	3,574	273
Total compensation	$11,945	$13,581

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
24. Financial instruments
The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets and other current liabilities.
a.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s Corporate Facility (revolving credit facility where $398.1 million is available to be drawn upon), mitigating credit risk. The Company monitors its derivative position exposures on an ongoing basis.

	December 31, 2023	December 31, 2022
Derivative instrument assets
Current
Foreign exchange contracts	$5,621	$112
Fuel contracts	534	2,572
Gold contracts	495	—
Royal Gold deliverables(1)	1,275	1,410
Copper contracts	2,379	7,697
	10,304	11,791
Non-current
Foreign exchange contracts	5,240	633
Fuel contracts	92	444
Copper contracts	—	4,450
	5,332	5,527
Total derivative instrument assets	$15,636	$17,318

Derivative instrument liabilities
Current
Foreign exchange contracts	$2,272	$14,088
Fuel contracts	624	80
Royal Gold deliverables(1)	69	21
	2,965	14,189
Non-current
Foreign exchange contracts	—	4,575
Fuel contracts	366	13
	366	4,588
Total derivative instrument liabilities	$3,331	$18,777
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Hedge derivatives

The derivative instruments outstanding as at December 31, 2023 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(1)
Instrument	Unit	2024	2025	2026	Type
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$99/$111	$102/$113	N/A	Fixed	45,000
ULSD swap contracts	Barrels	$108	$111	$102	Fixed	137,100
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.30/$1.36	$1.32/$1.38	N/A	Fixed	363,000,000
US$/C$ forward contracts	CAD	$1.34	$1.35	$1.37	Fixed	421,000,000
Copper contracts
Copper zero-cost collars	Pounds	$4.00/$5.06	N/A	N/A	Fixed	9,920,790
(1)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2026.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2026.
Copper contracts

The Company applies hedge accounting to copper contracts it enters into to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming agreement) to manage the risk associated with changes to the London Metal Exchange (“LME”) copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LME copper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle over time by the end of 2024.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The table below provides a breakdown of the changes in the fair value of these derivative contracts recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of loss:

	2023	2022
Increase (decrease) in the fair value of derivative financial instruments	$18,038	$(22,616)
Reclassified to net loss	(7,264)	13,028
Increase (decrease) in the fair value of derivative instruments included in OCI(1)	$10,774	$(9,588)
(1)Includes tax expense of $2.8 million for the year ended December 31, 2023 (2022 - tax recovery nil).
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at December 31, 2023 are expected to settle by the end of the second quarter of 2024, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Gold Options
Gold put option contracts	Ounces	Fixed	50,000
Royal Gold deliverables
Gold forward contracts	Ounces	Float	24,366
Copper forward contracts	Pounds	Float	4,960,000
(1)Total amounts expressed in the units identified.
Gold contracts
The Company has purchased gold put option contracts to manage the risk associated with movements of the London Bullion Market Association (“LBMA”) gold prices during anticipated periods of higher gold ounces sales from the Öksüt Mine. The Company initially purchased 100,000 ounces of gold put options, expiring through the second half of 2023 at an average price of $1,937.50 per ounce. The total premium paid for these derivatives was $3.3 million. In the fourth quarter of 2023, the Company purchased additional 50,000 ounces of gold put options, expiring through the first half of 2024, at an average price of $1,975.00 per ounce for the total premium of $2.1 million. The options allow full participation to the upside price movements in the gold price while protecting against downward movements in pricing. The Company records its option contracts at fair value using a market approach based on observable quoted market prices. Mark-to-market adjustments and realized gains are recorded in other non-operating income. For the year ended December 31, 2023, the Company recorded a total loss of $2.9 million associated with this program.
Royal Gold deliverables

For the Royal Gold deliverables, the Company delivers physical gold, as well as copper warrants, to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders, collectively, the customers of the Mount Milligan Mine (the “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk,

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

The following table is a sensitivity analysis of what the fair value would be due to an increase or a decrease of 10% in the price of all derivative instruments outstanding as at December 31, 2023:

	Fair value December 31, 2023	Fair value after increase of 10%	Fair value after decrease of 10%
Royal Gold deliverables	$1,206	$8,139	$(5,726)
Gold Contracts	$495	$—	$5,942
Copper contracts	$2,379	$551	$5,292
Fuel contracts	$(364)	$783	$(1,500)
Foreign exchange contracts	$8,589	$58,284	$(45,814)
b.Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. Upon the shipment and sale of molybdenum products to selected customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at December 31, 2023 and December 31, 2022, are summarized as follows:

	December 31, 2023	December 31, 2022
Trade receivables prior to mark-to-market adjustment	$27,313	$29,624
Mark-to-market adjustment related to gold and copper concentrate sold	2,677	7,294
Mark-to-market adjustment related to molybdenum products sold	174	3,775
Provisionally-priced trade receivables	$30,164	$40,693

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
As at December 31, 2023 and December 31, 2022, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Copper	Pounds	11,850,994	17,439,697	3.89	3.81
Gold	Ounces	26,889	33,672	2,074	1,831
Molybdenum	Pounds	102,599	563,302	20.09	26.88

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are fair valued based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at December 31, 2023 and December 31, 2022, are summarized as follows:

	December 31, 2023	December 31, 2022
Accounts payable prior to fair value adjustment	$11,619	$28,453
Fair value adjustment to molybdenum concentrate	859	35,743
Provisionally-priced accounts payable	$12,478	$64,196
As at December 31, 2023 and December 31, 2022, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Molybdenum	Pounds	1,404,923	3,308,436	$18.88	$31.00

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
c.Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$30,164	$—	$30,164
Marketable securities	2,834	—	—	2,834
Derivative financial instruments	—	15,636	—	15,636
	$2,834	$45,800	$—	$48,634

Financial liabilities
Provisionally-priced accounts payable	$—	$12,478	$—	$12,478
Derivative financial instruments	—	3,331	—	3,331
	$—	$15,809	$—	$15,809

December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$40,693	$—	$40,693
Marketable securities	830	—	—	830
Derivative financial instruments	—	17,318	—	17,318
	$830	$58,011	$—	$58,841

Financial liabilities
Provisionally-priced accounts payable	$—	$64,196	$—	$64,196
Deferred milestone payment to Waterton	—	30,871	—	30,871
Derivative financial instruments	—	18,777	—	18,777
	$—	$113,844	$—	$113,844
During the year ended December 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
Deferred milestone payment to Waterton
The deferred milestone payment to Waterton, arising from the acquisition of Goldfield Project (note 27), was measured at fair value using the present value method at the date of acquisition. Subsequently, the carrying value of the deferred milestone payment was accreted to its stated amount using the effective interest rate method.
25. Capital and financial risk management
The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial and commodity markets. The Company manages its financial and commodity risks in accordance with the financial risk management policy approved by the Company’s Audit Committee.
The Company is exposed to the following types of risk and manages them as follows:
a.Capital risk
The Company’s primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company’s capital structure consists of lease obligations, letters of credit and equity. The Company has a $398.1 million revolving credit facility (the “Corporate Facility”), which is available to be drawn upon.
The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
b.Foreign currency risk
The Company’s operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar, primarily including the Canadian dollar and Turkish lira. The operating results and financial position of the Company are reported in US dollar in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to other currencies will consequently have an impact on the results of the Company and may also affect the value of the Company’s assets and liabilities.
The Company utilizes hedging strategies to minimize exposure to the Canadian dollar which includes (but is not limited to) the use of purchased puts, sold calls, collars and forward instruments. The Company does not currently hedge the exposure to the Turkish lira. Based on Canadian dollar denominated assets and liabilities as at December 31, 2023, 10% strengthening of the US dollar against the Canadian dollar and 10% weakening of the US dollar against the Canadian dollar would result in a before-tax impact of $1.1 million gain and a $0.8 million loss, respectively, inclusive of the impact of hedging strategies. Based on the Turkish lira denominated assets and liabilities as at December 31, 2023, 10% strengthening of the US dollar against the Turkish lira and 10% weakening of the US dollar against the Turkish lira would result in a before-tax impact of a $6.8 gain and an $8.3 loss, respectively, on the unhedged currency.
c.Interest rate risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company’s cash and cash equivalents include highly liquid investments that earn interest at market rates. As at December 31, 2023, the majority of the cash and cash equivalents were comprised of interest-bearing assets. Based on amounts as at December 31, 2023, a 1% change in interest rates would result in a $6.1 million change to interest income.
No amounts were drawn from the Company’s Corporate Facility as at December 31, 2023.
d.Commodity price risk
The profitability of the Company’s operations and value of its mineral resource properties is affected by changes in the current and expected future prices of gold, copper and molybdenum. Changes in the price of certain raw materials can also significantly affect the Company’s cash flows.
Gold, copper and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold, including central bank reserves management.
To the extent that the price of gold, copper and molybdenum change over time, the fair value of the Company’s mineral assets and cash flows improve or decline. A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g., diesel fuel), the Company’s profitability and cash flows may be impacted. The Company enters into hedge contracts to mitigate price risk for both gold and copper price movements on the Royal Gold stream and fuel hedge contracts to mitigate commodity price risk. The Company will also at times utilize gold and copper contracts to secure the prices for a portion of sales from the Öksüt Mine or Mount Milligan Mine concentrate sales not subject to the Royal Gold stream.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
e.December 31, 2023$51.1$37.2$17.7$9.9Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s cash and cash equivalents, receivables from customers, and certain derivative instruments.
The Company holds its cash and cash equivalents in highly-rated financial institutions resulting in a low level of credit risk. The Company manages its cash holdings amongst these eligible counterparties based on assigned limits to these groups and evaluates the cash balances on a monthly basis to ensure compliance within these limits. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized creditworthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The Company also manages counterparty risk through maintaining diversification limits for its eligible counterparties.

f.Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company finances its operations through a combination of operating cash flows, debt and, from time to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its portfolio of leases and dividend distributions. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt, if necessary, and by monitoring developments in the capital markets. Contractual maturities relating to lease obligations are set out in note 13 and contractual maturities relating to derivative instruments are set out in note 24. Other financial liabilities have maturities within one year of December 31, 2023.
As at December 31, 2023, the Company has available total liquidity of $1,011.0 million (December 31, 2022 - $923.4 million), comprising cash of $612.9 million (2022 - $531.9 million) and the Corporate Facility balance available to be drawn of $398.1 million (2022 - $391.5 million). Corporate Facility availability is reduced by outstanding letters of credit, amounting to $1.9 million as at December 31, 2023.
The Company believes its cash on hand, available cash from the Company’s Corporate Facility, and cash flow from the Company’s operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2023.
26. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Year ended December 31, 2023
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$380,880	$407,273	$306,744	$1,094,897	$—	$1,094,897
Cost of sales
Production costs	89,613	303,444	312,917	705,974	—	705,974
Depreciation, depletion and amortization	44,098	76,474	4,346	124,918	—	124,918
Earnings (loss) from mine operations	$247,169	$27,355	$(10,519)	$264,005	$—	$264,005
Exploration and evaluation costs	2,091	6,501	13,005	21,597	53,219	74,816
Corporate administration	—	—	—	—	44,875	44,875
Care and maintenance	—	—	16,685	16,685	11,727	28,412
Impairment loss	—	—	—	—	34,101	34,101
Reclamation expense	—	169	21,997	22,166	12,212	34,378
Other operating expenses	15,406	9,626	2,808	27,840	1,738	29,578
Earnings (loss) from operations	$229,672	$11,059	$(65,014)	$175,717		$17,845
Other non-operating income					(11,134)	(11,134)
Finance costs					15,345	15,345
Earnings before income tax						$13,634
Income tax expense					94,912	94,912
Net loss						(81,278)
Additions to PP&E	$50,491	$61,964	$1,976	114,431	$7,225	$121,656

Year ended December 31, 2022
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$101,593	$472,472	$276,129	$850,194	$—	$850,194
Cost of sales
Production costs	21,142	268,956	284,524	574,622	—	574,622
Depreciation, depletion and amortization	12,576	79,242	5,235	97,053	—	97,053
Earnings (loss) from mine operations	$67,875	$124,274	$(13,630)	$178,519	$—	$178,519
Exploration and evaluation costs	3,860	12,176	—	16,036	50,480	66,516
Corporate administration	—	—	—	—	47,247	47,247
Care and maintenance	—	—	18,377	18,377	14,629	33,006
Impairment loss	—	—	—	—	145,903	145,903
Reclamation recovery	—	—	(94,021)	(94,021)	—	(94,021)
Other operating expenses	2,723	12,031	1,907	16,661	—	16,661
Earnings (loss) from operations	$61,292	$100,067	$60,107	$221,466		$(36,793)
Other non-operating income					(1,883)	(1,883)
Finance costs					9,523	9,523
Loss before income tax						$(44,433)
Income tax expense					32,776	32,776
Net loss						(77,209)
Additions to PP&E(1)	$14,191	$49,246	$1,757	$65,194	$209,913	$275,107
(1)Corporate and other includes PP&E related to the acquisition of the Goldfield Project (note 27).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Geographical Information
The following table details the Company’s revenue by geographic area(1) and information about the Company’s non-current assets by location of the assets.

	Revenue		Non-current assets
	Year ended December 31,		As at December 31,
	2023	2022	2023	2022
Türkiye	$380,880	$101,593	$204,613	$171,195
United States	306,744	276,130	277,052	276,105
Langeloth Facility	306,744	276,130	29,458	32,943
Thompson Creek Mine	—	—	32,788	33,458
Goldfield Project	—	—	213,694	209,670
Other	—	—	1,112	34
Canada	407,273	472,471	824,910	889,696
Mount Milligan Mine	407,273	472,471	703,472	728,193
Endako Mine	—	—	27,937	28,198
Kemess Project	—	—	88,090	123,181
Corporate and other	—	—	5,411	10,124
Other	—	—	8,164	8,253
Total	$1,094,897	$850,194	$1,314,739	$1,345,249
(1)Presented based on the location from which the product originated.

27. Acquisition of the Goldfield Project

On February 25, 2022, the Company completed the acquisition of Gemfield Resources LLC, owner of the Goldfield Project in Nevada, USA, from Waterton. Management determined that the assets and processes acquired do not constitute a business and therefore accounted for the transaction as an asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities was as follows:

Cash consideration(1)	$176,737
Deferred milestone payment, measured at the fair value on the acquisition date(2)	30,054
Total purchase consideration	$206,791
(1)Includes a reimbursement of $1.7 million incurred by the seller for the construction of certain water supply infrastructure.
(2)The milestone payment was to become payable upon the earlier of: (i) the date that is 18 months following closing; (ii) Centerra making a construction decision with respect to the project; and, (iii) a change of control event. At the option of the Company, the deferred milestone payment was payable in cash or common shares of the Company. In September 2023, the Company disbursed the total amount of deferred milestone payment in cash as a result of meeting the condition (i) above.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

Other current assets	$64
Property, plant and equipment	205,957
Other non-current assets	1,200
Accounts payable	(153)
Provision for reclamation	(277)
Total assets acquired, net of liabilities assumed	$206,791

The Company incurred acquisition-related costs of $2.3 million, which were separately capitalized to the property, plant and equipment acquired.

28. Sale of Greenstone Partnership
On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Resource Partners (USA) LP (“Orion”). As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized an initial gain of $72.3 million in the first quarter of 2021. Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction by the Greenstone Board. As a result, the initial contingent payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. The amount receivable from Orion was paid in December 2023.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of December 31, 2023 due to significant uncertainty associated with the Greenstone project.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2023 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
29. Subsequent events

Transaction with Royal Gold

On February 13, 2024, the Company and its subsidiary, TCM entered into an additional agreement with Royal Gold, relating to the Mount Milligan Mine. As part of the agreement, Royal Gold has agreed, among other things, to increase cash payments for Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold, starting after the first threshold date (“First Threshold Date”) and further increase these cash payments after the second threshold (gold) date (“Second Threshold (Gold) Date”) and the second threshold (copper) date (“Second Threshold (Copper) Date”).

The First Threshold Date will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or 30,000 tonnes of copper from shipments occurring after January 1, 2024. The Second Threshold (Gold) Date will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the Second Threshold (Copper) Date will occur once TCM has delivered to Royal Gold 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024.

The Company and TCM have agreed to make certain payments and deliveries to Royal Gold, including:

i.An upfront cash payment of $24.5 million;
ii.A commitment to deliver an aggregate of 50,000 ounces of gold. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030; and
iii.Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occuring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine’s annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the latter of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in Additional Royal Gold Agreement.